Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02429 Telephone (617) 243-0060 Facsimile (617) 243-0066

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

August 7, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC  20549

Attn:	Mr. Jim B. Rosenberg

Re:	Baywood International, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Form 10-QSB for the Quarter Ended March 31, 2007
File No. 000-22024

Dear Mr. Rosenberg:

I am securities counsel for Baywood International, Inc. (the “Company”).  The Company is responding to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated August 1, 2007.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

General

Comment 1	It is not readily apparent why you filed the Forms 10-KSB/A and 10-QSB/A on July 20, 2007. Please tell us the reason for the amendments to both filings.

Response 1.
The Company amended its 10-KSB and 10-QSB in response to the Staff’s comments. The Company determined that it was appropriate to provide disclosure to the public at the same time it was providing information to the Staff.  Additionally, the Company believed amending its 10-KSB and 10-QSB might facilitate the Staff’s review of the Company’s filing by preempting a Staff request later in the comment process to file amended documents.

Notes to Consolidated Financial Statements

Note 10 – Stock Options and Warrants, page F-15

Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02429 Telephone (617) 243-0060 Facsimile (617) 243-0066

Comment 2.
We acknowledge your response to comment 3.  Based on the disclosure on page 18 of your Liquidity discussion, it appears that the warrant holders associated with your September 19, 2006 Senior Convertible Note Transaction may “demand” that you file a registration statement related to the underlying shares.  Please clarify for us in disclosure type format a) what your obligation is and the efforts you must expend to register the shares and maintain an effective registration statement of the underlying shares and b) the consequences (financial and otherwise) to the Company of not being able to register and maintain an effective registration statement of the underlying shares.

Response 2.
Pursuant to the Registration Rights Agreement between the Company and the investors, the Company agreed to use reasonable best efforts to file a registration statement, have such registration statement remain effective and to prepare and file amendments, prospectus supplements and post-effective amendments thereto, to cover the resale of the underlying shares.

The Registration Rights Agreement does not provide for the Company to pay damages or penalties in the event that it is not able to register and maintain an effective registration statement of the underlying shares. The Company filed the Registration Rights Agreement with the Securities and Exchange Commission on September 25, 2006.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly
Counsel for Baywood International, Inc.

cc:           Baywood International, Inc.